UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Herbert M. Baum
   15501 North Dial Boulevard
Suite 2212
   AZ, Scottsdale 85260-1619
2. Issuer Name and Ticker or Trading Symbol
   The Dial Corporation (DL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   4/3/2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman, President & Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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
The Dial Corporation|      |      |    | |                  |   |           |4889               |D     |                           |
 Common Stock       |      |      |    | |                  |   |           |                   |      |                           |
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The Dial Corporation|      |      |    | |                  |   |           |1526.716           |I     |By 401(k) Savings Plan     |
 Common Stock (401(K|      |      |    | |                  |   |           |                   |      |                           |
) Stock Holdings)   |      |      |    | |                  |   |           |                   |      |                           |
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The Dial Corporation|      |      |    | |                  |   |           |2368.482079        |D     |                           |
 Common Stock (Emplo|      |      |    | |                  |   |           |                   |      |                           |
yee Stock Purchase P|      |      |    | |                  |   |           |                   |      |                           |
lan)                |      |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Options - Rig|16.5313 |       |      |    | |           |   |1    |08/08|The Dial Cor|       |       |5500        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2007|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|14.3750 |       |      |    | |           |   |1    |01/27|The Dial Cor|       |       |9400        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2007|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|23.1563 |       |      |    | |           |   |1    |08/20|The Dial Cor|       |       |3900        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2008|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|27.0000 |       |      |    | |           |   |1    |8/19/|The Dial Cor|       |       |3300        |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |2009 |poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |       |      |    | |           |   |2    |     |The Dial Cor|       |       |2643.307869 |D  |            |
 Units       |        |       |      |    | |           |   |     |     |poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|13.5000 |       |      |    | |           |   |3    |01/26|The Dial Cor|       |       |225000      |D  |            |
ht To Buy    |        |       |      |    | |           |   |     |/2011|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|11.8750 |       |      |    | |           |   |3    |08/08|The Dial Cor|       |       |375000      |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2010|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Options - Rig|17.7700 |       |      |    | |           |   |3    |03/12|The Dial Cor|       |       |225000      |D  |            |
ht to Buy    |        |       |      |    | |           |   |     |/2010|poration Com|       |       |            |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |4/3/ 20|      |A   | |26.37170883|A  |4    |     |The Dial Cor|26.3717|19.37  |22679.155991|D  |            |
 Units       |        |03     |      |    | |           |   |     |     |poration Com|       |       |39          |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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Phantom Stock|1-for-1 |4/3/ 20|      |A   | |105.4863191|A  |5    |     |The Dial Cor|105.486|19.37  |90716.311238|D  |            |
 Units       |        |03     |      |    | |           |   |     |     |poration Com|3      |       |8           |   |            |
             |        |       |      |    | |           |   |     |     |mon Stock   |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
1. Annual stock option award granted pursuant to the 1996 Stock Incentive Plan. 50% of the options are exercisable one year after grant and 100% exercisable two years after grant.
2. Meeting fees, retainer fees and dividends paid in phantom stock units accrued under the Corporation's Directors Deferred Compensation Plan.
3. Granted pursuant to the 1996 Stock Incentive Plan. 1/3 of the options vest on the first anniversary of the grant date; 1/3 vest after the second anniversary of the grant date; and the final 1/3 vest after the third anniversary of the grant date. All op tions vest in the event of a change in control. Each option contains a Change in Control Cash-Out whereby, in the event of a change in control, the participant may elect to surrender all or part of the stock option to the Corporation and to receive cash i
4. On April 3, 2003, the reporting person acquired 26.37 discount phantom stock units at a price of $19.37 as a result of the salary deferral payment under the Corporation's Management Deferred Compensation Plan, but which vest at the end of the second pl an year following the plan year in which such units were acquired.
5. On April 3, 2003, the reporting person acquired 105.49 phantom stock units at a price of $19.37 as a result of the salary deferral payment under the Corporation's Management Deferred Compensation Plan.
SIGNATURE OF REPORTING PERSON
Herbert M. Baum
/s/ Dianne B. Stoehr  Attorney-In-Fact